UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated November 22, 2010: Costamare Inc. Reports Third Quarter 2010 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 22, 2010

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. REPORTS THIRD QUARTER 2010 RESULTS

Athens, Greece, November 22, 2010 – Costamare Inc. (“Costamare”) (NYSE: CMRE), a leading international owner of containerships, today reported unaudited financial results for the period ended September 30, 2010.

Highlights

•

Voyage revenues of $88.6 million and $267.5 million for the three and the nine months ended September 30, 2010, respectively.

•

EBITDA of $63.4 million and $181.1 million for the three and the nine months ended September 30, 2010, respectively.

•

Net income of $23.8 million or $0.51 per share and $69.4 million or $1.48 per share for the three and the nine months ended September 30, 2010, respectively.

•

Entered into a $120.0 million credit facility to be used purely for growth purposes.

•

Accepted delivery of two 3,351 TEU secondhand vessels.

•

Finalized shipbuilding contracts, each subject to completion of the loan documentation, for three  9,000 TEU newbuildings

Three and Nine Months Ended September 30, 2010

Financial Summary

	Nine-months ended September 30,		Three-months ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts):	2009	2010	2009	2010
	(Unaudited)

Voyage revenue	$ 305,012	$ 267,464	$ 97,157	$ 88,640
EBITDA	$ 217,436	$ 181,075	$ 59,937	$ 63,365
Net Income	$ 94,327	$ 69,421	$ 24,058	$ 23,785
Weighted Average number of shares (1)	47,000,000	47,000,000	47,000,000	47,000,000
Earnings per share	$ 2.01	$ 1.48	$ 0.51	$ 0.51

Adjusted EBITDA (2)	$196,184	$ 165,826	$ 57,323	$ 64,199
Adjusted Net Income (2)	$ 73,075	$ 54,172	$ 21,444	$ 24,619
Weighted Average number of shares (1)	47,000,000	47,000,000	47,000,000	47,000,000
Adjusted Earnings per share (2)	$ 1.55	$ 1.15	$ 0.46	$ 0.52

(1) The weighted average number of shares gives effect to the stock dividend of 0.88 for each share which took place in October 2010 and excludes the 13,300,000 shares offered in our Initial Public Offering in November 2010.

(2) Adjusted net income, adjusted earnings per share and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to adjusted EBITDA.

Mr. Konstantinos Konstantakopoulos, CEO of Costamare Inc., commented:

We are very pleased to have commenced this new chapter in our company's history, and to have our shares trading on the New York Stock Exchange.

Costamare is not a quarterly project; we have 35 years of experience in shipping, including 25 years in containers.  During this 25-year period we have worked with almost every major liner company, and to this day we do not have a dissatisfied client; rather the opposite.

We have a track record of uninterrupted profitability, even during the worst downturns, and over 200 successful vessel Sale and Purchase transactions.

Our focus has been and will be on building long-term relationships with our clients and enhancing our reputation for quality service.

We think that today is a very good time to grow; we have identified and we are currently discussing many attractive projects. This is why we decided to go public now and to accept a significant discount to our NAV.

We feel that we are in a very strong position versus the competition; we have the capital, we have the relationships, and we have the experience in order to take advantage of the opportunities we see today.

We avoided vessel acquisitions during the peak of the market and we have not used financial engineering or back-loaded our debt obligations; on the contrary, we have a strong balance sheet as we move forward.

Today we have 43 ships in the water, 2 billion in contracted revenues, 1.1 billion of net debt and 13 ships free of debt. Our cash available together with cash that can be raised on debt free assets is north of 400 million. This flexibility, together with significant cash from operations from the existing fleet means that we are able to grow the company and the dividend.

While we believe that the fundamentals in our market look very positive for the next 2 years, we intend to stay in line with our philosophy and track record, and avoid over-leveraging the company or back-loading our debt repayments.

We follow a managed portfolio approach on our charters that will ensure meeting all our debt obligations and dividend payments, without, at the same time, significantly limiting our upside.

While today’s share price neither reflects the Company’s NAV, nor its growth prospects, we strongly believe that we will be able to significantly create shareholder value and it is our job to make that happen. I would like to thank those who have joined us as shareholders for their confidence.

Results of Operations

Three-month period ended September 30, 2010 compared to the three-month period ended September 30, 2009

During the three-month period ended September 30, 2010, we had an average of 41.9 vessels in our fleet.  During the three-month period ended September 30, 2009, we had an average of 45.6 vessels in our fleet. In the three-month period ended September 30, 2010, we sold the vessel MSC Sicily with a TEU capacity of 1,466.  In the three-month period ended September 30, 2009, we acquired the vessels Genius and Gifted with an aggregate TEU capacity of 5,844 and we sold four vessels with an aggregate TEU capacity of 8,514. In the three-month period ended September 30, 2010 our fleet operating days totaled 3,857 days.  In the three-month period ended September 30, 2009 our fleet operating days totaled 4,198 days. Operating days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessels in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,		Change	Percentage Change
	2009	2010
	(Unaudited)

Voyage revenue	$ 97.2	$ 88.6	$ (8.6)	(8.8%)
Voyage expenses	$ (0.3)	$ (0.5)	$ (0.2)	(66.7%)
Vessels operating expenses	$ (26.5)	$ (24.9)	$ 1.6	6.0%
General and administrative expenses	$ (0.5)	$ (0.1)	$0.4	80.0%
Management fees	$ (3.0)	$ (2.7)	$ 0.3	10.0%
Amortization of dry-docking and special survey costs	$ (2.0)	$ (2.0)	-	-
Depreciation	$ (17.1)	$ (18.1)	$ (1.0)	(5.8%)
Gain (Loss) on sale of vessels	$ (1.3)	$ 1.7	$ 3.0	-
Foreign exchange gains / (losses)	$ (0.1)	$ (0.1)	-	-
Interest income	$ 0.9	$ 0.6	$ (0.3)	(33.3%)
Interest and finance costs	$ (17.6)	$ (19.9)	$ (2.3)	(13.1%)
Gain (loss) on derivative instruments	$ (5.6)	$ 1.2	$ 6.8	-
Net Income	$ 24.1	$ 23.8	$ (0.3)	(1.2%)

Fleet operational data	Three-month period ended September 30,			Percentage Change
	2009	2010	Change

Average number of vessels	45.6	41.9	(3.7)	(8.1%)
Operating days	4,198	3,857	(341)	(8.1%)
Number of vessels drydocked	0	3	3	-

Voyage Revenue

Voyage revenue decreased by 8.8%, or $8.6 million, to $88.6 million during the three-month period ended September 30, 2010, from $97.2 million during the three-month period ended September 30, 2009. The decrease was primarily attributable to the decrease in operating days of our fleet during the period, resulting from the lower average number of vessels in our fleet during the three-month period ended September 30, 2010 compared to the three-month period ended September 30, 2009.

Voyage Expenses

Voyage expenses increased by 66.7%, or $0.2 million, to $0.5 million during the three-month period ended September 30, 2010, from $0.3 million during the three-month period ended September 30, 2009. The increase was primarily attributable to purchase of bunkers of MSC Sicily upon its redelivery from its charterer to us partially, offset with decreased commissions charged by third parties.

Vessels’ Operating Expenses

Vessels’ operating expenses decreased by 6.0%, or $1.6 million, to $24.9 million during the three-month period ended September 30, 2010, from $26.5 million during the three-month period ended September 30, 2009. The decrease was mainly attributable to the decreased fleet operating days during the three-month period ended September 30, 2010 compared to the three-month period ended September 30, 2009.

General and Administrative Expenses

General and administrative expenses decreased by 80.0%, or $0.4 million, to $0.1 million during the three-month period ended September 30, 2010, from $0.5 million during the three-month period ended September 30, 2009.  The decrease in the three-month period ended September 30, 2010 is mainly attributable to the decreased legal and advisory expenses charged to us compared to the three-month period ended September 30, 2009.

Management Fees

Management fees paid to our managers decreased by 10.0%, or $0.3 million, to $2.7 million during the three-month period ended September 30, 2010, from $3.0 million during the three-month period ended September 30, 2009. The decrease was attributable to the decrease in operating days of our fleet for the period ended September 30, 2010, resulting from the lower average number of vessels in our fleet in the three-month period ended September 30, 2010 compared to the three-month period ended September 30, 2009.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred drydocking and special survey costs expense was $2.0 million and $2.0 million during the three-month period ended September 30, 2010 and September 30, 2009, respectively. During the three-month period ended September 30, 2009 and 2010, no vessels and three vessels, respectively, underwent their special survey. The amortization expense charged for two of our vessels that underwent their initial drydocking in the first half of 2010, was offset by the amortization expense not charged following the sale of the MSC Sicily and the write-off of its unamortized drydocking balance  which was included in the sale result.

Depreciation

Depreciation expense increased by 5.8%, or $1.0 million, to $18.1 million during the three-month period ended September 30, 2010, from $17.1 million during the three-month period ended September 30, 2009. The increase is primarily attributable to the depreciation expense charged for the vessel MSC Navarino that was delivered to us by the shipyard in May 2010. MSC Sicily, which was sold in the three-month period ended September 30, 2010 was fully depreciated as of the date it was sold.

Gain on Sale of Vessels

In the three-month period ended September 30, 2010, we recorded a gain of $1.7 million from the sale of one vessel, while in the three-month period ended September 30, 2009, we recorded a net loss of $1.3 million from the sale of four vessels.

Foreign Exchange Gains / (Losses)

Foreign exchange gains were $0.1 million and $0.1 million during the three-month period ended September 30, 2010 and September 30, 2009, respectively.

Interest Income

During the three-month period ended September 30, 2010 interest income decreased by 33.3%, or $0.3 million, to $0.6 million, from $0.9 million during the three-month period ended September 30, 2009.  The change in interest income is mainly due to the decreased average cash balance held by us during the three-month period ended September 30, 2010 compared to the three-month period ended September 30, 2009.

Interest and Finance Costs

Interest and finance costs increased by 13.1%, or $2.3 million, to $19.9 million during the three-month period ended September 30, 2010, from $17.6 million during the three-month period ended September 30, 2009. Interest expense decreased to $5.6 million during the three-month period ended September 30, 2010, from $7.2 million during the three-month period ended September 30, 2009 due to decreased base rates. The costs relating to our interest rate swap agreements increased to $13.6 million during the three-month period ended September 30, 2010, from $10.3 million during the three-month period ended September 30, 2009, due to the increased difference between market rates and fixed rates.

Gain (Loss) on Derivative Instruments

The fair value of our eleven derivative instruments which were outstanding as of September 30, 2010 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2010, the fair value of these eleven interest rate swaps in aggregate amounted to a liability of $138.4 million. Ten of the eleven interest rate derivative instruments that were outstanding as at September 30, 2010, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity.  For the three-month period ended September 30, 2010, a loss of $15.8 million has been recorded in “Other comprehensive loss” in stockholders’ equity and a loss of $4.2 million has been recorded in “Gain (loss) on derivative instruments” in the consolidated statement of income.

Cash Flows

Three-month periods ended September 30, 2010 and September 30, 2009

Condensed cash flows	Three-month period September 30,
(Expressed in millions of U.S. dollars)	2009	2010
Net Cash Provided by Operating Activities	$ 35.4	$ 32.9
Net Cash Provided by Investing Activities	$ 2.8	$ 11.7
Net Cash Provided by (Used in) Financing Activities	$ (44.8)	$ (16.1)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2010 decreased by $2.5 million to $32.9 million, compared to $35.4 million for the three-month period ended September 30, 2009.  The decrease was primarily attributable to (a) increased payments for drydockings of $2.1 million, (b) unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue, of $7.3 million and (c) increased payments for interest (including swap payments) of $0.9 million in the three-month period ended September 30, 2010 compared to the three-month period ended September 30, 2009; partly offset by increased cash from operations of $4.9 million resulting from the decreased “Accrued charter revenue”  which results from the time difference between the revenue recognition and the cash collection.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $11.7 million in the three-month period ended September 30, 2010, which consists of (a) $8.0 million we received from the sale of government securities and (b) $3.7 million we received from the sale of one vessel.

Net cash provided by investing activities was $2.8 million in the three-month period ended September 30, 2009, which consists of (a) $4.2 million we received from the sale of government securities, (b) $30.9 million we received from the sale of four vessels, (c) $23.4 million in payments to the shipyard for the construction cost of MSC Navarino and (d) $8.9 million in payments for the acquisition of two vessels.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $16.1 million in the three-month period ended September 30, 2010, which mainly consists of (a) $19.4 million of indebtedness that we repaid and (b) $2.4 million received from our shareholders in exchange of the issuance of 24,000,000 shares to them.

Net cash used in financing activities amounted to $44.8 million in the three-month period ended September 30, 2009 and mainly consists of (a) $19.4 million of indebtedness that we repaid and (b) $27.2 million in dividends we paid to our shareholders.

Results of Operations

Nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009

During the nine-month period ended September 30, 2010, we had an average of 42.6 vessels in our fleet.  During the nine-month period ended September 30, 2009, we had an average of 48.3 vessels in our fleet. In the nine-month period ended September 30, 2010, we acquired the vessel MSC Navarino with a TEU capacity of 8,531, and we sold four vessels with an aggregate TEU capacity of 10,766.  In the nine-month period ended September 30, 2009, we acquired the vessels Genius and Gifted with an aggregate TEU capacity of 5,844 and we sold nine vessels with an aggregate TEU capacity of 17,377. In the nine-month period ended September 30, 2010 our fleet operating days totaled 11,624 days.  In the nine-month period ended September 30, 2009 our fleet operating days totaled 13,194 days. Operating days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessels in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Nine-month period ended September 30,		Change	Percentage Change
	2009	2010
	(Unaudited)

Voyage revenue	$ 305.0	$ 267.5	$ (37.5)	(12.3%)
Voyage expenses	$ (2.7)	$ (1.6)	$ 1.1	40.7%
Vessels operating expenses	$ (87.9)	$ (76.7)	$ 11.2	12.7%
General and administrative expenses	$ (0.7)	$ (0.8)	$ (0.1)	(14.3%)
Management fees	$ (9.4)	$ (8.2)	$ 1.2	12.8%
Amortization of dry-docking and special survey costs	$ (6.0)	$ (6.1)	$ (0.1)	(1.7%)
Depreciation	$ (53.2)	$ (52.6)	$ 0.6	1.1%
Gain on sale of vessels	$ 2.5	$ 9.6	$ 7.1	-
Foreign exchange gains / (losses)	$ (0.5)	$ (0.0)	$ 0.5	-
Interest income	$ 2.5	$ 1.1	$ (1.4)	(56.0%)
Interest and finance costs	$ (66.4)	$ (54.1)	$ 12.3	18.5%
Other	$ 4.3	$ 0.3	$ (4.0)	(93.0%)
Gain (loss) on derivative instruments	$ 6.8	$ (9.0)	$ (15.8)	-
Net Income	$ 94.3	$ 69.4	$ (24.9)	(26.4%)

Fleet operational data	Nine-month period ended September 30,			Percentage Change
	2009	2010	Change

Average number of vessels	48.3	42.6	(5.7)	(11.8%)
Operating days	13,194	11,624	(1,570)	(11.9%)
Number of vessels drydocked	5	9	4	-

Voyage Revenue

Voyage revenue decreased by 12.3%, or $37.5 million, to $267.5 million during the nine-month period ended September 30, 2010, from $305.0 million during the nine-month period ended September 30, 2009. The decrease was primarily attributable to the decrease in operating days of our fleet during the period, resulting from the lower average number of vessels in our fleet during the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009.

Voyage Expenses

Voyage expenses decreased by 40.7%, or $1.1 million, to $1.6 million during the nine-month period ended September 30, 2010 from $2.7 million during the nine-month period ended September 30, 2009. The decrease was primarily attributable to the decrease in operating days of our fleet for the period ended September 30, 2010, resulting from the lower average number of vessels in our fleet during the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009. The decrease is also attributable to decreased commissions charged by third parties as well as to lower port charges and fuel consumption due to decreased off-hire days.

Vessels’ Operating Expenses

Vessels’ operating expenses decreased by 12.7%, or $11.2 million, to $76.7 million during the nine-month period ended September 30, 2010, from $87.9 million during the nine-month period ended September 30, 2009. The decrease was mainly attributable to the decreased fleet operating days during the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009.

General and Administrative Expenses

General and administrative expenses increased by 14.3%, or $0.1 million, to $0.8 million during the nine-month period ended September 30, 2010, from $0.7 million during the nine-month period ended September 30, 2009.  The increase in the nine-month period ended September 30, 2010 is mainly attributable to the increase in legal, accounting and advisory fees charged to us.

Management Fees

Management fees paid to our managers decreased by 12.8%, or $1.2 million, to $8.2 million during the nine-month period ended September 30, 2010, from $9.4 million during the nine-month period ended September 30, 2009. The decrease was attributable to the decrease in operating days of our fleet for the period ended September 30, 2010, resulting from the lower average number of vessels in our fleet in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred drydocking and special survey costs expense increased by 1.7%, or $0.1 million, to $6.1 million during the nine-month period ended September 30, 2010, from $6.0 million during the nine-month period ended September 30, 2009. During the nine-months period ended September 30, 2009 and 2010, five vessels and nine vessels, respectively, underwent their special survey. The increase is attributable to the amortization expense charged for the nine of our vessels that were drydocked during the nine-month period ended September 30, 2010, partly offset by the amortization expense that was not charged relating to the vessels that were sold during the period  and their unamortized drydocking balance was written-off and was included in the sale result.

Depreciation

Depreciation expense decreased by 1.1%, or $0.6 million, to $52.6 million during the nine-month period ended September 30, 2010, from $53.2 million during the nine-month period ended September 30, 2009. The decrease is attributable to the sale of four vessels during the period ended September 30, 2010, partly offset by the depreciation expense charged for the vessel MSC Navarino that was delivered to us by the shipyard in May 2010. Three of the four vessels sold in the nine-month period ended September 30, 2010 were fully depreciated as of the dates they were sold.

Gain on Sale of Vessels

In the nine-month period ended September 30, 2010, we recorded a gain of $9.6 million from the sale of four vessels, while in the nine-month period ended September 30, 2009, we recorded a gain of $2.5 million from the sale of nine vessels.

Foreign Exchange Gains / (Losses)

Foreign exchange losses were $nil  during the nine-month period ended September 30, 2010, compared to losses of $0.5 million during the nine-month period ended September 30, 2009, representing a change of $0.5 million resulting from favorable currency translation between the U.S. dollar and the Euro.

Interest Income

During the nine-month period ended September 30, 2010 interest income decreased by 56.0%, or $1.4 million, to $1.1 million, from $2.5 million during the nine-month period ended September 30, 2009.  The change in interest income is mainly due to the decreased average cash balance held by us during the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009.

Interest and Finance Costs

Interest and finance costs decreased by 18.5%, or $12.3 million, to $54.1 million during the nine-month period ended September 30, 2010, from $66.4 million during the nine-month period ended September 30, 2009. The decrease is mainly attributable to lower average debt balance during the nine-month period ended September 30, 2010, compared to nine-month period ended September 30, 2009.  The interest expense decreased to $14.5 million during the nine-month period ended September 30, 2010, from $39.4 million during the nine-month period ended September 30, 2009, due to decreased base rates. The costs relating to our interest rate swap agreements increased to $39.7 million during the nine-month period ended September 30, 2010, from $24.8 million during the nine-month period ended September 30, 2009, due to the increased difference between market rates and fixed rates.

Other

Other decreased to $0.3 million during the nine-month period ended September 30, 2010, from $4.3 million during the nine-month period ended September 30, 2009. The decrease is primarily attributable to the decreased income resulting from our vessels’ hull and machinery as well as guarantee claims recoveries.

Gain (Loss) on Derivative Instruments

The fair value of our eleven derivative instruments which were outstanding as of September 30, 2010 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2010, the fair value of these eleven interest rate swaps in aggregate amounted to a liability of $138.4 million. Ten of the eleven interest rate derivative instruments that were outstanding as at September 30, 2010 qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity.  For the nine-month period ended September 30, 2010, a loss of $47.5 million has been recorded in “Other comprehensive loss” in stockholders’ equity and a loss of $9.8 million has been recorded in “Gain (loss) on derivative instruments” in the consolidated statement of income.

Cash Flows

Nine-month periods ended September 30, 2010 and September 30, 2009

Condensed cash flows	Nine-month period September 30,
(Expressed in millions of U.S. dollars)	2009	2010
Net Cash Provided by Operating Activities	$ 118.3	$ 89.0
Net Cash Provided by Investing Activities	$ 35.4	$ 2.5
Net Cash Provided by (Used in) Financing Activities	$ (227.0)	$ (72.8)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the nine-month period ended September 30, 2010 decreased $29.3 million to $89.0 million, compared to $118.3 million for the nine-month period ended September 30, 2009.  The decrease was primarily attributable to (a) decreased cash from operations of $40.2 million resulting from the decreased average number of vessels in 2010 compared to 2009 and to the increased “Accrued charter revenue” which results from the time difference between the revenue recognition and the cash collection, (b) unfavorable change in working capital position, excluding the current portion of long term debt and the accrued charter revenue, of $7.9 million and (c) increased payments for drydockings of $5.5 million, partly offset by reduced payments for interest (including swap payments) of $13.8 million in the nine-month period ended September 30, 2010, compared to the nine-month period ended September 30, 2009.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $2.5 million in the nine-month period ended September 30, 2010, which consists of (a) $28.3 million in payments to the shipyard for the construction cost of MSC Navarino, (b) $22.7 million we received from the sale of four vessels and (c) $8.0 million we received from the sale of government securities.

Net cash provided by investing activities was $35.4 million in the nine-month period ended September 30, 2009, which consists of (a) $21.4 million we received from the sale of government securities, (b) $46.3 million we received from the sale of nine vessels, (c) $23.4 million in payments to the shipyard for the construction cost of MSC Navarino and (d) $8.9 million in payments for the acquisition of two vessels.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $72.8 million in the nine-month period ended September 30, 2010, which mainly consists of $63.5 million of indebtedness that we repaid and $10.0 million in dividends we paid to our shareholders.

Net cash used in financing activities amounted to $227.0 million in the nine-month period ended September 30, 2009, and mainly consists of $69.2 million of indebtedness that we repaid, $131.0 million in distributions we paid to our shareholders in connection with our company’s  corporate structure reorganization in 2008 and $30.2 million in dividends we paid to our shareholders.

Liquidity and Capital Expenditures

As of September 30, 2010 Costamare had a total cash liquidity of $152.8 million, consisting of cash, cash equivalents and investments of $78.6 million and an undrawn credit line of $74.2 million. In addition to that the Company had thirteen ships free of debt.

On November 9, 2010, Costamare successfully completed an initial public offering and NYSE listing, raising a total of $159.6 million.

As of November 22, 2010, the following vessels are free of debt:

Unencumbered Vessels as of November 22, 2010

(refer to fleet list below for full charter details)

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)[2]
1	COSCO HELLAS	COSCO	2006	9,469	12 years	32,400	May 2018	36,996
2	MSC NAVARINO	MSC	2010	8,531	0.7 years	22,000	January 2011	22,000
3	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375	August 2018	26,302
4	MSC AUSTRIA	MSC	1984	3,584	3.7 years	17,250	November 2012	19,103
5	KARMEN	HMM	1991	3,351	0.2 years	10,000	February 2011	10,000
6	RENA	N/A	1990	3,351	N/A	N/A	N/A	N/A
7	AKRITAS	Hapag Lloyd	1987	3,152	1 year	11,000	August 2011	11,000
8	MSC CHALLENGER	MSC	1986	2,633	2 years	10,000	September 2012	10,000
9	MSC SUDAN	MSC	1976	1,630	3 years	11,250	June 2011	13,019
10	MSC SIERRA	MSC	1977	1,630	3.7 years	11,250	May 2012	12,847
11	MSC TUSCANY	MSC	1978	1,468	1.9 years	12,000	August 2012	7,985
12	MSC FADO	MSC	1978	1,181	2 years	7,400	May 2012	7,400
13	HORIZON	OACL	1991	1,068	7.1 years	7,625	April 2012	7,625

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between October 15, 2010 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates.

As of November 22, 2010, the Company’s only commitments, excluding the shipbuilding contracts relating to the three 9,000 TEU vessels which are subject to the completion of financing arrangement, amount to a total of $20.25 million in relation to the delivery of the two remaining 3,351 ships which are scheduled to be delivered in the first quarter of 2011.

Conference Call details

On Tuesday, November 23, 2010 at 8:30 a.m. EST, Costamare's management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (Standard International dial in). Please quote "Costamare."

A replay of the conference call will be available until November 30, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 25306424#

Live webcast

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. Costamare Inc. has more than 35 years of history in the international shipping industry and a fleet of 43 containerships, with a total capacity of 218,584 TEU. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast” “plan”, “potential”, “may”, “should”, “could” and expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Registration Statement on Form F-1 (File No.333-170033) under the caption “Risk Factors”.

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

www.costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
Tel: 212-661-7566
Email: costamare@capitallink.com

Fleet List

The following table describes in detail our fleet deployment profile as of October 15, 2010.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)[2]
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	32,400(3)	May 2018	36,996
6	MSC NAVARINO(4)	MSC	2010	8,531	0.7 years	22,000	January 2011	22,000
7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
10	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375(5)	March 2018	28,766
11	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	30,375(6)	May 2018	31,855
12	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375(7)	June 2018	28,828
13	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375(8)	August 2018	26,302
14	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375(9)	October 2018	28,882
15	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	30,000(10)	November 2019	33,168
16	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	30,375(11)	February 2020	33,343
17	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	30,375(12)	April 2020	33,385
18	ZIM NEW YORK	ZIM	2002	4,992	10 years	16,205(13)	July 2012	28,332
19	ZIM SHANGHAI	ZIM	2002	4,992	10 years	16,100(14)	August 2012	27,801
20	ZIM PIRAEUS(ii)	ZIM	2004	4,992	10 years	18,150(15)	March 2014	24,145
21	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	31,297(16)	September 2016	31,291
22	NEW YORK EXPRESS	Hapag Lloyd	2000	4,890	8 years	31,282(16)	October 2016	31,274
23	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	31,317(16)	July 2016	31,312
24	MSC MANDRAKI	MSC	1988	4,828	2.8 years	13,500(17)	August 2012	20,201
25	MSC MYKONOS	MSC	1988	4,828	3.2 years	13,500(18)	September 2012	19,577
26	MSC ANTWERP	MSC	1993	3,883	3 years	17,250(19)	April 2012	18,949
27	MSC WASHINGTON	MSC	1984	3,876	3.2 years	17,250(20)	February 2013	18,344
28	MSC KYOTO	MSC	1981	3,876	3.1 years	17,250(21)	June 2013	18,238
29	MSC AUSTRIA	MSC	1984	3,584	3.7 years	17,250(22)	November 2012	19,103
30	KARMEN (iii)	HMM	1991	3,351	0.2 years	10,000	February 2011	10,000
31	RENA (iv)	N/A	1990	3,351	N/A	N/A	N/A	N/A
32	AKRITAS	Hapag Lloyd	1987	3,152	1 year	11,000	August 2011	11,000
33	GARDEN(v)	Evergreen Marine	1984	2,922	5 years	15,200	November 2012	15,200
34	GENIUS I(v)	Evergreen Marine	1984	2,922	3.3 years	15,200	November 2012	15,200
35	GATHER(v)	Evergreen Marine	1984	2,922	5 years	15,200	November 2012	15,200
36	GIFTED(vi)	Evergreen Marine	1984	2,922	2.4 years	15,700	December 2011	15,700
37	MSC CHALLENGER	MSC	1986	2,633	2 years	10,000	September 2012	10,000
38	MSC NAMIBIA	MSC	1977	1,654	4.8 years	11,500(23)	July 2012	12,876
39	MSC SUDAN	MSC	1976	1,630	3 years	11,250(24)	June 2011	13,019
40	MSC SIERRA	MSC	1977	1,630	3.7 years	11,250(25)	May 2012	12,847
41	MSC TUSCANY	MSC	1978	1,468	1.9 years	12,000(26)	August 2012	7,985
42	MSC FADO	MSC	1978	1,181	2 years	7,400	May 2012	7,400
43	HORIZON	OACL	1991	1,068	7.1 years	7,625	April 2012	7,625

Newbuildings List

	Vessel Name	Charterer	Capacity (TEU)	Expected Delivery Date	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
Newbuilds (27)
1	H 1068A	MSC	9,000	November 2013	10 years	43,000	November 2023	43,000
2	H 1069A	MSC	9,000	December 2013	10 years	43,000	December 2023	43,000
3	H 1070A	MSC	9,000	January 2014	10 years	43,000	January 2024	43,000

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between October 15, 2010 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)

This charter rate escalates on August 31, 2011 to $37,596 per day until the earliest redelivery date.

(4)

The vessel will be re-delivered from current charterer MSC between January 24, 2011 and January 30, 2011, in return for our payment to MSC of $9.5 million, at which time it will be delivered to charterer HMM for a time charter until March 25, 2012 at the earliest at a rate of $44,000 per day.

(5)

 This charter rate changes on January 1, 2011 to $34,875 per day, on January 1, 2012 to $30,375 and on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(6)

This charter rate changes on January 1, 2011 to $34,875 per day, on June 1, 2011 to $42,679 per day, on January 1, 2012 to $38,179 per day and on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(7)

This charter rate changes on January 1, 2011 to $34,875 per day, on January 1, 2012 to $30,375 and on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(8)

This charter rate changes on January 1, 2011 to $29,875 per day, on January 1, 2012 to $25,375 per day and on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(9)

This charter rate changes on January 1, 2011 to $34,875 per day, on January 1, 2012 to $30,375 per day and on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(10)

This charter rate changes on January 1, 2011 to $34,500 per day, on June 1, 2011 to $42,990 per day, on January 1, 2012 to $38,490 per day and on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(11)

This charter rate changes on January 1, 2011 to $34,875 per day, on June 1, 2011 to $42,961 per day, on January 1, 2012 to $38,461 per day and on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(12)

This charter rate changes on January 1, 2011 to $34,875 per day, on June 1, 2011 to $42,918 per day, on January 1, 2012 to $38,418 per day and on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(13)

This charter rate changes on January 1, 2011 to $18,189 per day, on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a lump sum payment at the earliest redelivery of approximately $6.9 million.

(14)

This charter rate escalates on October 28, 2010 to $16,205 per day, on January 1, 2011 to $18,189 per day, on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a lump sum payment at the earliest redelivery of approximately $6.9 million.

(15)

This charter rate escalates on January 1, 2011 to $20,013 per day, on January 1, 2012 to $18,150 per day, on May 8, 2012 to $18,274 per day and on January 1, 2013 to $22,150 per day until the earliest redelivery date. In addition, the charterer is required to repay the remaining amount accrued during the reduction period, or approximately $5.0 million, no later than July 2016.

(16)

This charter rate changes on January 1, 2011 to $35,000 per day and on January 1, 2012 to $30,500 per day until the earliest redelivery.

(17)

This charter rate escalates on January 11, 2011 to $22,200 per day until November 2, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on November 2, 2011.

(18)

This charter escalates on January 5, 2011 to $22,200 per day until July 14, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on July 14, 2011.

(19)

This charter rate escalates on January 4, 2011 to $20,000 per day until May 15, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on May 15, 2011.

(20)

This charter rate changes on January 3, 2011 to $20,000 per day and on December 14, 2011 to $17,250 per day until the earliest redelivery date.

(21)

This charter rate changes on January 8, 2011 to $20,000 per day and on December 19, 2011 to $17,250 per day until the earliest redelivery date.

(22)

This charter rate changes on January 3, 2011 to $21,100 per day and on December 29, 2011 to $17,250 per day until the earliest redelivery date.

(23)

This charter rate changes on January 6, 2011 to $14,000 per day and on December 17, 2011 to $11,500 per day until the earliest redelivery date.

(24)

This charter rate escalates on January 14, 2011 to $14,000 per day until the earliest redelivery date.

(25)

This charter rate changes on January 9, 2011 to $14,000 per day and on December 20, 2011 to $11,250 per day until the earliest redelivery date.

(26)

This charter rate changes on October 26, 2010 to $7,920 per day, until the end of the period.

(27)

Each of the newbuild contracts is conditioned upon our ability to obtain certain financing by November 30, 2010.

(i)

Charterers have unilateral options to extend the charters of the vessels for two periods of 30 months +/-90 days at a rate of $41,700 per day.

(ii)

Charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iii)

The vessel was delivered on November 11, 2010. It has been chartered to Charterers Hyundai Merchant Marine for a period of 70 days +/- starting from about December 20, 2010 at a rate of $10,000 per day.

(iv)

The vessel was delivered on November 22, 2010.

(v)

Charterers have unilateral options to extend the charters of the vessels for periods until 2014, at a rate of $14,000 per day.

(vi)

Charterers has a unilateral option to extend the charter of the vessel for a period of one year +/-30 days at a rate of $14,000 per day

COSTAMARE INC.

Consolidated Statements of Income

	Nine-months ended September 30,		Three-month ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2009	2010	2009	2010
	(Unaudited)

REVENUES:
Voyage revenues	$305,012	$267,464	$97,157	$88,640

EXPENSES:
Voyage expenses	(2,694)	(1,567)	(313)	(544)
Vessels' operating expenses	(87,899)	(76,723)	(26,550)	(24,972)
General and administrative expenses	(727)	(775)	(468)	(110)
Management fees - related parties	(9,380)	(8,181)	(3,002)	(2,702)
Amortization of dry-docking and special survey costs	(5,940)	(6,137)	(2,049)	(2,058)
Depreciation	(53,227)	(52,573)	(17,118)	(18,126)
Gain (Loss) on sale of vessels	2,517	9,588	(1,347)	1,735
Foreign exchange gains / (losses)	(445)	(38)	99	109

Operating income	$147,217	$131,058	$46,409	$41,972

OTHER INCOME (EXPENSES):
Interest income	$2,501	$1,161	$923	$525
Interest and finance costs	(66,443)	(54,105)	(17,635)	(19,921)
Other	4,287	270	3	(10)
Gain (loss) on derivative instruments	6,765	(8,963)	(5,642)	1,219

Total other expenses	$(52,890)	$(61,637)	$(22,351)	$(18,187)

Net Income	$94,327	$69,421	$24,058	$23,785

Earnings per share
Basic and diluted net income per share
Basic and diluted weighted average number	$2.01	$1.48	$0.51	$0.51
of common shares	47,000,000	47,000,000	47,000,000	47,000,000

Non-GAAP Measure

Reconciliation of net Income to Adjusted Net Income

	Nine-months ended September 30,		Three-month ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2009	2010	2009	2010
	(Unaudited)
Net Income	$94,327	$69,421	$24,058	$23,785
Accrued charter revenue	(11,970)	(14,624)	(9,603)	3,788
Gain (Loss) on sale of vessels	(2,517)	(9,588)	1,347	(1,735)
Gain (loss) on derivative instruments	(6,765)	8,963	5,642	(1,219)

Adjusted Net income	$73,075	$54,172	$21,444	$24,619
Adjusted Earnings per Share	$1.55	$1.15	$0.46	$0.52
Weighted average number of shares	47,000,000	47,000,000	47,000,000	47,000,000

* The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. See the Table above for supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and nine months ended September 30, 2010 and 2009. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of September 30,
(Expressed in thousands of U.S. dollars)	2009	2010
	(Audited)	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,282	$30,974
Restricted cash	4,248	3,660
Receivables	3,135	5,199
Inventories	11,479	9,004
Due from related parties	419	12,490
Fair value of derivatives	44	855
Insurance claims receivable	676	740
Vessels held for sale	2,951	-
Investments	8,188	6,070
Accrued charter revenue	3,218	5,032
Prepayments and other	1,665	1,972
Total current assets	$48,305	$75,996

FIXED ASSETS, NET:
Advances for vessels acquisitions	$94,455	$-
Vessels, net	1,465,644	1,527,449
Total fixed assets, net	$1.560.099	$1,527,449

OTHER NON-CURRENT ASSETS:
Investments	$6,190	$-
Deferred Initial Public Offering Costs	-	1,681
Deferred charges, net	27,519	31,754
Due from related companies	7,887	-
Restricted cash	40,252	37,925
Accrued charter revenue	20,048	32,858
Total assets	$1,710,300	$1,707,663

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$93,856	$107,969
Accounts payable	8,822	6,253
Due to related parties	7,253	-
Accrued liabilities	6,356	6,578
Unearned revenue	2,136	2,653
Fair value of derivatives	52,305	47,450
Dividends payable	10,000	-
Other current liabilities	2,543	1,686
Total current liabilities	$183.271	$172,589

OTHER NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,341,737	$1,264,164
Fair value of derivatives, non current portion	28,855	90,983
Unearned revenue, net of current portion	1,215	731
Total other non-current liabilities	$1,371,807	$1,355,878

COMMITMENTS AND CONTINGENCIES	$-	$-

STOCKHOLDERS' EQUITY:
Common stock	$-	$3
Additional paid-in capital	372,034	374,431
Accumulated other comprehensive loss	(60,648)	(108,495)
Retained earnings (accumulated deficit)	(156,164)	(86,743)
Total stockholders' equity (deficit)	$155,222	$179,196

Total liabilities and stockholders' equity	$1,710,300	$1,707,663

COSTAMARE INC.

Statements of Cash Flows

	Nine-months ended September 30,		Three-month ended September 30,
(Expressed in thousands of U.S. dollars)	2009	2010	2009	2010
	(Unaudited)

Cash Flows from Operating Activities:
Net income:	$94,327	$69,421	$24,058	$23,785
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation	53,227	52,573	17,118	18,126
Amortization of financing costs	518	1,139	167	688
Amortization of deferred drydocking and special surveys	5,940	6,137	2,049	2,058
Amortization of unearned revenue	(3,267)	(486)	(2,535)	(164)
(Gain) Loss on sale of vessels	(2,517)	(9,588)	1,347	(1,735)
Gain on sale of available for sale securities	(108)	(148)	-	(148)
Loss (gain) on derivative instruments	(6,765)	8,963	5,642	(1,219)
Changes in operating assets and liabilities:
Receivables	$(2,580)	$(2,064)	$927	$(1,861)
Due from related parties	2,577	(4,184)	372	(3,795)
Inventories	2,771	2,475	403	890
Claims receivable	666	(64)	(14)	4
Prepayments and other	(156)	(307)	(439)	763
Accounts payable	1,391	(2,569)	(673)	1,786
Due to related parties	1,364	(7,253)	(1,957)	(6,578)
Accrued liabilities	(5,605)	223	(41)	(1,847)
Deferred revenue	(4,375)	519	(1,340)	(61)
Other liabilities	(1,701)	(292)	(82)	572
Dry-dockings	(5,392)	(10,877)	-	(2,107)
Accrued charter revenue	(11,970)	(14,624)	(9,603)	3,788
Net Cash from Operating Activities	$118,345	$88,994	$35,399	$32,945

Cash Flows from Investing Activities:
Sale of available for sale securities	$21,421	$8,030	$4,155	$8,030
Vessel acquisitions/Addition to vessel cost	(32,272)	(28,281)	(32,272)	-
Proceeds from the sale of vessels	46,314	22,731	30,858	3,664
Net Cash provided by Investing Activities	$35,463	$2,480	$2,741	$11,694

Cash Flows from Financing Activities:
Stockholders' contributions	$-	$2,400	-	2,400
Repayment of long-term debt	(69,155)	(63,460)	(19,400)	(19,400)
Payments for financing costs	-	(2,956)	-	-
Initial public offering related costs	-	(1,681)	-	(903)
Distribution paid to stockholders with reorganization	(131,000)	-	-	-
Dividends paid	(30,230)	(10,000)	(27,230)	-
(Increase) decrease in restricted cash	3,369	2,915	1,863	1,784
Net Cash used in Financing Activities	$(227,016)	$(72,782)	(44,767)	(16,119)

Net increase in cash and cash equivalents	$(73,208)	$18,692	(6,627)	28,520
Cash and cash equivalents at beginning of period	90,262	12,282	23,681	2,454
Cash and cash equivalents at end of period	17,054	30,974	17,054	30,974

Reconciliation of Net Income to Adjusted EBITDA

	Nine-months ended September 30,		Three-month ended September 30,
(Expressed in thousands of U.S.dollars)	2009	2010	2009	2010
	(Unaudited)

Net Income	$94,327	$69,421	$24,058	$23,785
Interest and finance costs	66,443	54,105	17,635	19,921
Interest income	(2,501)	(1,161)	(923)	(525)
Depreciation	53,227	52,573	17,118	18,126
Amortization of dry-docking and special survey costs	5,940	6,137	2,049	2,058
EBITDA	217,436	181,075	59,937	63,365
Accrued charter revenue	(11,970)	(14,624)	(9,603)	3,788
Gain (Loss) on sale of vessels	(2,517)	(9,588)	1,347	(1,735)
Gain (loss) on derivative instruments	(6,765)	8,963	5,642	(1,219)
Adjusted EBITDA	$196,184	$165,826	$57,323	$64,199

Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred drydocking & special survey costs, gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives and non-cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate; the “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, Adjusted EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted EBITDA is useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted EBITDA is useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. See the Tables above for supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and nine months ended September 30, 2010 and 2009. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.